Exhibit (a)(12)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

THE LAW OFFICES OF MARK KOTLARSKY	)
PENSION PLAN, on behalf of itself and all others	)
similarly situated,	)
)
Plaintiff,	)
) Civil Action No.
v.	)
)
RICHARD GINSBURG, RAYMOND C. KUBACKI,	)
ROBERT J. MCGUIRE, THOMAS J. RUSSO,	)
EDWARD SIPPEL, MICHAEL WEINSTOCK,	)
ARLENE M. YOCUM, PETER R. EZERSKY, ALEX	)
HOCHERMAN, PROTECTION ONE, INC., GTCR	)
GOLDER RAUNER II, L.L.C., QUADRANGLE	)
GROUP LLC, POI ACQUISITION, L.L.C.,	)
PROTECTION HOLDINGS, LLC, PROTECTION	)
ACQUISITION SUB, INC., and MONARCH	)
ALTERNATIVE CAPITAL LP,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff alleges upon knowledge as to his own acts and upon information and belief as to all other matters, as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of itself and the public shareholders of Protection One, Incorporated (“Protection” or the “Company”) against Protection, its controlling stockholders, the directors of Protection, and GTCR Golder Rauner II, L.L.C. (“GTCR”) arising out of their agreement to sell Protection to GTCR via an unfair process (the “Proposed Transaction”). In pursuing the Proposed Transaction each of the defendants has violated applicable law by directly breaching and/or aiding and abetting breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed class.

2. Under the terms of the Proposed Transaction, GTCR will acquire all of Protection’s outstanding shares of common stock and debt for approximately $828 million pursuant to a tender offer, after which Protection will merge into a GTCR controlled entity (the “Tender Offer”). Each Protection shareholder is to receive $15.50 in cash for each Protection share (the “Offer Price”).

3. The Offer Price represents a premium of just 13% on the trading price of Protection stock prior to the announcement of the Proposed Transaction and yet the Proposed Transaction comes at a time when the trading price of Protection’s securities have risen $9.72 since July 2009, or 285%. The Proposed Transaction has been approved by Protection’s board of directors (the “Board”), but in agreeing to the Proposed Transaction the Board, which is dominated by the Company’s two controlling stockholders, has put the interests of the controlling stockholders ahead of the interests of the Company’s minority stockholders.

4. The Proposed Transaction is the product of a flawed process, designed to ensure the sale of Protection and provide the controlling stockholders a quick exit strategy for their equity and debt positions in the Company. To ensure the Tender Offer’s success, the controlling stockholders have executed Tender and Support Agreements, by which they have irrevocably agreed to tender their shares and vote for the Proposed Transaction and against any competing proposal (the “Support Agreements”). The Support Agreements contain a no-shop provision precluding any competing proposal. The Support Agreements also guarantee the 60% minimum tender condition provided for in the Tender Offer will be satisfied. Accordingly, the Tender Offer is a fait accompli even if no other shareholders tender their shares.

5. On May 3, 2010, Protection filed its Schedule 14D-9 (the “14D-9”) with the Securities and Exchange Commission (“SEC”), recommending that shareholders tender their shares. In breach of its fiduciary duties of loyalty and disclosure, the Board has failed to disclose material information concerning the Proposed Transaction to the Company’s public shareholders. Plaintiff and the Company’s public shareholders are thus being forced to make an uninformed decision as to whether to tender their shares in support of the Proposed Transaction or to seek appraisal.

6. The Tender Offer is scheduled to close on June 2, 2010. As contemplated by the Proposed Transactions, once the Tender Offer closes, GTCR will be entitled to exercise an option to have the Company issue it enough shares to effect a short-form merger pursuant to Section 253 of the Delaware General Corporation Law (“Short-Form Merger”), and squeeze out any remaining public stockholders. The Tender Offer will therefore deny plaintiff and other members of the Class the opportunity to benefit from the Company’s long term growth opportunities and share proportionately in the future success of the Company.

7. Plaintiff seeks to enjoin the Proposed Transaction, or alternatively, in the event the Proposed Transaction is consummated, plaintiff seeks to recover damages caused by the breaches of fiduciary duties owed to the Company’s shareholders. Plaintiff also seeks to enjoin the Tender Offer because it is preclusive and coercive, and further seeks to remedy the Board’s failure to make an accurate and full disclosure with regard to the Tender Offer in the 14D-9.

PARTIES

8. Plaintiff is, and has been at all times relevant hereto, a Protection shareholder.

9. Defendant Protection is a Delaware corporation, headquartered at 1035 North 3rd Street, Suite 101, Lawrence, Kansas, 66044. Protection is and at all times relevant hereto was listed and traded on the Nasdaq stock exchange (the “Nasdaq”) under the symbol “PONE”. The Company specializes in the production of security related services for residential and commercial consumers.

10. Protection is controlled by two affiliated shareholders, Quadrangle Group LLC (“Quadrangle”) and Monarch Alternative Capital LP (“Monarch”), who used to both trade under the name Quadrangle before Monarch ‘spun off’ as a different entity in 2008. Monarch and Quadrangle maintain a formal business relationship and Monarch continues to receive operational assistance from Quadrangle, meaning Monarch and Quadrangle should be considered as a single investor. Indeed, Quadrangle first invested in Protection in 2004, before the aforementioned ‘spin off’ and under the corporate umbrella of Quadrangle.

11. Monarch and Quadrangle dominate Protection. According to the Company’s recent filing with the Securities & Exchange Commission (the “SEC”), Monarch and Quadrangle own 60% of the Company’s outstanding and fully diluted shares. Monarch and Quadrangle have appointed five of the nine directors to the Board. Therefore, Monarch and Quadrangle control Protection and its operations. Furthermore, Monarch and Quadrangle are creditors of the Company. On March 14, 2008, Protection entered into a credit agreement (the “2008 Credit Agreement”) for an unsecured loan of $110,340,000, due March 2013, and whose lenders include both Monarch and Quadrangle.

12. Due to the control over Protection exerted by Monarch and Quadrangle, as described in detail above, Monarch and Quadrangle have access to Company information not privy to the Company’s public shareholders.

13. Defendant GTCR is a private equity firm organized under the laws of the State of Delaware with its principal executive offices located at 300 N. LaSalle Street, Suite 5600, Chicago, Illinois, 60654. GTCR’s registered agent is National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware, 19904. Defendant Protection Holdings, LLC (“Protection Holdings”) is a Delaware limited liability company formed and controlled by GTCR for the purpose of acquiring Protection One. Defendant Protection Acquisition Sub, Inc. (“Acquisition Sub”) is a Delaware corporation and a wholly-owned indirect subsidiary of Protection Holdings formed to be the purchaser of all shares of Protection common stock.

14. Defendant Quadrangle is a limited liability company organized under the laws of the State of Delaware with its principal executive offices located at 375 Park Avenue, New York, New York 10512. Quadrangle’s registered agent is The Corporation Trust Company, Corporation Trust Center, 1209 N. Orange Street Wilmington, Delaware 19801.

15. Defendant Monarch is a limited partnership organized under the laws of the State of Delaware with its principal executive offices located at 535 Madison Avenue, New York, New York 10022. Monarch’s registered agent is The Corporation Trust Company, Corporation Trust center, 1209 N. Orange Street, Wilmington, Delaware 19801.

16. Defendant Richard Ginsburg (“Ginsburg”) is a director of Protection and has served as a Company director since 2001. Defendant Ginsburg also serves as the Company’s Chief Executive Officer. According to the 14D-9, defendant Ginsburg stands to receive $2,602,410 upon a qualifying termination in connection with a change in control.

17. Defendant Raymond C. Kubacki (“Kubacki”) is a director of Protection and has served as a Company director since 2007.

18. Defendant Robert J. McGuire (“McGuire”) is a director of Protection and has served as a Company director since 2005.

19. Defendant Thomas J. Russo (“Russo”) is a director of Protection and has served as a Company director since 2007. Defendant Russo was appointed to the Board by Monarch.

20. Defendant Edward Sippel (“Sippel”) is a director of Protection and has served as a Company director since 2008. Defendant Sippel was appointed to the Board by Quadrangle of whom he is a managing principal.

21. Defendant Michael Weinstock (“Weinstock”) is a director of Protection and has served as a Company director since 2005. Defendant Weinstock was appointed to the Board by Monarch.

22. Defendant Arlene M. Yocum (“Yocum”) is a director of Protection and has served as a Company director since 2007.

23. Defendant Peter R. Ezersky (“Ezersky”) is a director of Protection and has served as a Company director since 2009. Defendant Ezersky was appointed to the Board by Quadrangle where he serves as a managing principal. Defendant Ezersky is a former executive of Lazard Freres & Co. (“Lazard”) the entity retained by the Company to advise the Board as to the fairness of the Proposed Transaction.

24. Defendant Alex Hocherman (“Hocherman”) is a director of Protection and has served as a Company director since 2009. Defendant Hocherman was appointed to the Board by Quadrangle.

25. The defendants identified in paragraphs 16 through 24 are at times collectively referred to as the Individual Defendants.

26. The Individual Defendants, as officers and directors of the Company, owe fiduciary duties to the public shareholders. As alleged herein, they have breached their fiduciary duties by approving the Proposed Transaction for the benefit of themselves and the Company’s controlling stockholders. Furthermore, the Individual Defendants are attempting to consummate the Proposed Transaction without disclosing to the Company’s public shareholders material information about the Proposed Transaction sufficient for said shareholders to make an informed decision as to whether to tender their shares in support of thereof.

CLASS ACTION ALLEGATIONS

27. Plaintiff brings this action on his own behalf and as a class action pursuant to Delaware Court of Chancery Rule 23, on behalf of all holders of Protection stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

28. This action is properly maintainable as a class action.

29. The Class is so numerous that joinder of all members is impracticable. Protection has outstanding approximately 25 million shares owned by thousands of shareholders.

30. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty and due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) whether the Individual Defendants have erected barriers designed to deter interested bidders, other than GTCR;

(c) whether the Individual Defendants have disclosed to the Company’s public shareholders all material information necessary for said shareholders to make a decision as to whether to tender their shares in support of the Proposed Transaction; and

(d) whether plaintiff and the other members of the Class will be irreparably harmed if the transactions complained of herein are consummated.

31. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

32. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

33. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications which would establish incompatible standards of conduct for the party opposing the Class.

34. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

35. Just as the United States is emerging from an economic recession, and the trading price of the Company’s securities has increased nearly 300% since July of 2009, the defendants have announced the Proposed Transaction and their intention to cash out the interests of the Company’s public shareholders. News of the Proposed Transaction follows hard-on-the-heels of public statements made by the Company that lauded Protection’s financial performance and prospects. For example, on March 23, 2010, Protection issued a press release reporting favorable Company finances for the quarter and year ended December 31, 2009, including year-over-year increases in operating income and net income for the financial quarter. In the March 23, 2010 press release Defendant Ginsburg stated, in pertinent part:

We are very pleased with the Company’s operating and financial improvements during 2009 and our net income of $17.5 million for the year. Despite the challenging economic environment this past year, we continued to invest in developing our commercial capabilities and alternate channels of distribution for our industry-leading eSecure interactive service. We also achieved greater operational efficiency through continued focus on controlling costs, completed a refinancing of our debt structure and successfully negotiated a tax-related settlement with our former parent. As a result of these accomplishments, we ended the year with a strengthened balance sheet with reduced leverage and an extension of our debt maturities.

Overall financial performance in fiscal year 2009 was strong, with significant improvements to operating income, which increased to $40.3 million for the year, and the generation of over $105 million in operating cash flow. As we enter 2010, we believe Protection One is well positioned both operationally and financially to capitalize on improving economic conditions. (emphasis added)

36. Given that Protection was well positioned to capitalize on improving economic conditions, the decision of the Individual Defendants to support the Proposed Transaction and the Offer Price is shocking.

The Proposed Transaction has been engineered for the benefit of Monarch and Quadrangle

37. The decision of the Individual Defendants to agree to the Proposed Transaction can be explained by the relationship between Monarch and Quadrangle, the dominance of Monarch and Quadrangle over the Board, and the benefit of the Proposed Transaction to Monarch and Quadrangle. As explained herein, the Proposed Transaction has been agreed to because the Board has chosen to act in the best interests of Monarch and Quadrangle rather than fulfill their fiduciary duties to the Company’s public shareholders.

38. Monarch has good economic reasons to distance itself from Quadrangle, including divesting stock ownership in joint ventures with Quadrangle, such as the joint investment in Protection. Quadrangle is currently the subject of an investigation by New York State’s Attorney General concerning improper payments made by Protection to New York officials to secure investments from New York’s Common Retirement Fund. According to public statements made by Quadrangle concerning the allegations, the payments were organized by former Quadrangle director, Steven Rattner (“Rattner”), a co-founder of Quadrangle, and a former Protection director. According to April 15, 2010 media reports, as a result of the Attorney General investigation, Quadrangle has agreed to pay New York State $7 million, and cooperate in the on-going investigation (the “Settlement”). Monarch’s ability to secure investment is impacted by negative publicity surrounding Rattner and Quadrangle, not least because Rattner formerly had a compensation agreement with Monarch. The Proposed Transaction was announced just two weeks after the public announcement of the Settlement.

39. Rattner generates publicity. He is a former senior and successful executive at Lazard. In 2009, President Obama appointed Rattner to the United States’ Treasury Department to advise as to the rejuvenation of the auto industry, where upon Rattner was dubbed the ‘Car Czar’. The aforementioned ‘pay-to-play’ investigation has therefore generated significant amounts of negative publicity for Quadrangle.

40. For Quadrangle, the Proposed Transaction represents an opportunity to liquidate assets following media reports that Quadrangle funds have been struggling to repay investors. In February 2010, when asked by an industry magazine if Protection was being put under pressure from Monarch and Quadrangle to sell itself, Defendant Ginsburg stated that he thought it not “unreasonable” for the controlling stockholders to “get liquidity”, but denied there was any pressure being exerted on Protection.

41. On April 26,2010, the Company announced details of the Proposed Transaction in a Form 8-K filed with the SEC. The April 26, 2010 Form 8-K stated in pertinent part:

On April 26, 2010, Protection One, Inc., a Delaware corporation (“Protection One”), Protection Holdings, LLC, a Delaware limited liability company (“Parent”), and Protection Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Acquisition Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Acquisition Sub will commence a tender offer (the “Tender Offer”) to acquire all of Protection One’s outstanding shares of common stock, par value $0.01 per share (the “Shares”), for $15.50 per Share to the seller in cash, net of applicable withholdings and without interest (the “Offer Price”). The Merger Agreement also provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into Protection One (the “Merger”) with Protection One surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, all remaining outstanding Shares not tendered in the Tender Offer (other than Shares owned by Parent, Acquisition Sub, Protection One and its subsidiaries), will be converted into the right to receive the Offer Price on the terms and conditions set forth in the Merger Agreement.

The Merger Agreement provides that Parent will cause Acquisition Sub to commence, and Acquisition Sub will commence, the Tender Offer within five business days after April 26, 2010. In the Tender Offer, each Share validly tendered and not withdrawn will be accepted for payment by Acquisition Sub in accordance with the terms of the Tender Offer (but in no event sooner than 20 business days after the commencement of the Tender Offer) and will be exchanged for the right to receive the Offer Price.

Acquisition Sub’s obligation to accept for payment and pay for all Shares validly tendered pursuant to the Tender Offer is subject to the condition that the number of Shares validly tendered and not withdrawn represents at least 60% of the total number of Shares outstanding on a fully diluted basis (the “Minimum Condition”). Protection One has also granted to Acquisition Sub an irrevocable option (the “Top-Up Option”), which Acquisition Sub will exercise if needed to cause Acquisition Sub to own at least 90% of the Shares immediately after completion of the Tender Offer, to purchase such number of newly issued Shares at the Offer Price that, when added to the Shares already owned by Parent and Acquisition Sub following completion of the Offer, constitutes one Share more than 90% of the Shares entitled to vote on the Merger on a fully diluted basis. If Parent or Acquisition Sub acquires more than 90% of the outstanding Shares, including through exercise of the Top-Up Option, it will complete the Merger through the “short form” procedures available under Delaware law.

The Merger Agreement contains certain termination rights for the benefit of Protection One and Parent. In connection with the termination of the Merger Agreement under specified circumstances, Protection One may be required to pay Parent a termination fee equal to $8,000,000, and Parent may be required to pay Protection One a termination fee equal to $60,000,000 in certain circumstances and $150,000,000 in other circumstances, including in the context of a Willful Breach (as defined in the Merger Agreement) by Parent or Acquisition Sub.

42. The same day, April 26,2010, Protection announced that Monarch and Quadrangle had agreed to tender all their respective shares in support of the Proposed Transaction.

43. The timing of the Proposed Transaction has been engineered to take advantage of the recent depressed state of worldwide financial markets and cap further value in the Company to public shareholders.

44. Furthermore, and in violation of the duty of the Individual Defendants to maximize shareholder value, the agreement between defendants to merge Protection with GTCR (the “Merger Agreement”) contains terms designed to favor the Proposed Transaction and deter alternative bids. The improper terms of the Merger Agreement include:

a.	a non-solicitation clause prohibiting Protection from seeking a third-party bid that might maximize shareholder value;

b.	a notification clause, meaning Protection must inform GTCR of any unsolicited offer for the Company, and negotiate with GTCR for GTCR to match any unsolicited superior offer to purchase Protection;

c.	an improper termination fee payable by Protection to GTCR in the event of certain circumstances resulting in the Proposed Transaction not being consummated; and

d.	a Top-Up Option which permits GTCR to accomplish the Short-Form Merger even if not a single public share is tendered into the Tender Offer.

45. On May 3, 2010, Protection submitted to the SEC documents relating to the Proposed Transaction, including a Schedule 14D-9 (the “May 3, 2010 Schedule 14D-9”) purporting to disclose to Protection’s shareholders information describing the Company, the Merger Agreement and the Proposed Transaction. However, the May 3, 2010 Schedule 14D-9 omitted material information necessary for plaintiff and Protection’s other public shareholders to make a meaningful decision as to whether to tender their shares. Said material information must be disclosed to plaintiff and Protection’s other public shareholders for them to render an informed opinion as to the value of the Company and the merits of the Proposed Transaction. The omitted information, if disclosed would significantly alter the mix of information available to the average Protection shareholder.

46. Material information omitted from the May 3, 2010 Schedule 14D-9 includes:

(a) the number of shares that the Company may issue if GTCR exercises the Top- Up Option;

(b) the value to the Company of the Top-Up Option;

(c) whether Lazard considered the value of the Top-Up Option;

(d) the conflicts of Lazard;

(e) the role of JP Morgan in GTCR’s financing;

(f) the compensation that JP Morgan is to receive as a lender to GTCR;

(g) what industry comparable Lazard used in computing its WACC range in its DCF analysis;

(h) the implied enterprise value based on the valuation metrics for the Brinks transaction as referenced in the precedent transaction analysis of Lazard; and

(i) why the Transactions Committee excluded higher bidders from participation in the sales process.

47. Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction which will deprive Class members of their fair share of Protection’s valuable assets and businesses, to the irreparable harm of the Class.

48. Plaintiff and the other members of the Class have no adequate remedy at law.

COUNT I

Claim for Breaches of Fiduciary Duties

Against Quadrangle, Monarch and the Individual Defendants

49. Plaintiff repeats and re-alleges each allegation set forth herein.

50. The Individual Defendants, along with Quadrangle and Monarch, as controlling stockholders of the Company, have violated their fiduciary duties to the shareholders of Protection. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, Quadrangle and Monarch, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Protection and force Plaintiff and the Company’s other public shareholders into making a decision as to whether to tender their shares without disclosing material information sufficient for said shareholders to make such a decision.

51. The Quadrangle, Monarch and the Individual Defendants have violated their fiduciary duties by agreeing to the Proposed Transaction which operates to compel the forced sale of the minority shares of the Company. As demonstrated by the allegations above, the Individual Defendants have further breached their duties of care and loyalty because, among other reasons:

(a) they have failed to properly value the Company;

(b) they have failed to disclose all material information to the Company’s shareholders to allow them to make an informed decision as to whether to tender their shares;

(c) they have failed to take steps to maximize the value of Protection to its public shareholders; and

(d) they have agreed to terms in the Merger Agreement that favor GTCR and deter alternative bids.

52. Unless enjoined by this Court, Quadrangle, Monarch and the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and will consummate the Proposed Transaction, depriving the Class members of the opportunity to make a free and fully informed decision to tender their shares.

53. Plaintiff and the C lass have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which the actions of Quadrangle, Monarch and Individual Defendants threaten to inflict.

COUNT II

Against GTCR and Protection

For Aiding and Abetting Breaches of Fiduciary Duties

54. Plaintiff repeats and re-alleges each allegation set forth herein.

55. Defendant GTCR by reason of its status as a party to the Proposed Transaction, and its possession of non-public information, has aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.

56. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendant GTCR, who, therefore, aided and abetted such breaches in the sale of Protection to GTCR.

57. Defendant Protection by reason of its status as a party to the Proposed Transaction, and its possession of non-public information, has aided and abetted Quadrangle and Monarch in the aforesaid breach of their fiduciary duties.

58. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendant Protection, who, therefore, aided and abetted such breaches in the sale of Protection to GTCR.

59. As a result of the unlawful actions of defendants GTCR and Protection, plaintiff and the other members of the Class will be irreparably harmed in that they will be forced into making decisions concerning the value of their investment in the Company without sufficient information necessary to make such a decision and they will not receive fair value for Protection’s assets and business. Unless the actions of defendants GTCR and Protection are enjoined by the Court, defendants GTCR and Protection will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the members of the Class.

60. Plaintiff and the Class have no adequate remedy of law.

PRAYERS FOR RELIEF

WHEREFORE, plaintiff demands relief, in plaintiffs favor and in favor of the Class and against defendants, as follows:

a) Declaring and decreeing that the Proposed Transaction was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

b) Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction;

c) Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, including, the Top-Up Option and the “no solicitation” clause;

d) Enjoining defendants from consummating the Proposed Transaction unless and until curative disclosures are made to Protection’s shareholders;

e) Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

f) Granting such other and further equitable relief as this Court may deem just and proper.

PRICKET, JONES & ELLIOTT, P.A.

	By:	Michael Hanrahan
OF COUNSEL:		Michael Hanrahan (#941)
Marcus E. Montejo (#4890)
THE WEISER LAW FIRM, P.C.		Kevin H. Davenport (#5327)
Debra S. Goodman, Esquire		1310 N. King Street
Henry J. Young, Esquire		P. O. Box 1328
121 N. Wayne Avenue, Suite 100		Wilmington, Delaware 19899-1328
Wayne, PA 19087		(302)888-6500
Telephone: 610-225-2677		Counsel for Plaintiff

RYAN & MANISKAS, LLP
Richard A. Maniskas, Esquire
995 OLD EAGLE SCHOOL RD., STE. 311
WAYNE, PA 19087
(P) 484-588-5516
(F) 484-450-2582

Dated: May 12, 2010